Exhibit 99.6

Management’s Discussion and Analysis

For the year ended December 31, 2018

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis

For the year ended December 31, 2018

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations should be read in conjunction with the audited consolidated financial statements of Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V: EQX, OTC: EQXFF) for the year ended December 31, 2018 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of March 12, 2019. This discussion covers the year ended December 31, 2018 and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

Information on risks and uncertainties associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, is included in this MD&A starting on page 22. This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements and are directed to the information about risks and uncertainties starting on page 22.

Throughout this MD&A cash costs, all-in sustaining costs (“AISC”), average realized gold price, working capital, adjusted EBITDA from continuing operations, and sustaining and non-sustaining capital expenditures, are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 20 of this MD&A.

Contents
Business Overview	3
2018 Highlights	4
Summary Operating Results for the Three Months and Year Ended December 31, 2018	5
Outlook	5
Operating Results	6
Construction and Development	8
Consolidated Mineral Reserves and Resources	9
Significant 2018 Corporate Transactions	9
Significant 2017 Corporate Transactions	12
Financial Results	13
Liquidity and Capital Resources	16
Outstanding Share Data	18
Commitments and Contingencies	18
Related Party Transactions	19
Non-IFRS Measures	20
Risk and Uncertainties	22
Accounting Matters	38
Cautionary Note and Forward-looking Statements	44
Technical Information	45
APPENDIX A - Detailed Mineral Reserves and Resources	46
APPENDIX B - Mineral and Other Projects	47

Management’s Discussion and Analysis

For the year ended December 31, 2018

Business Overview
Operations description

Equinox Gold is a growth-focused gold producer with a 5.7-million-ounce reserve base and near-term production growth from three wholly-owned gold projects in the Americas. The Company acquired the Mesquite Gold Mine in southern California (“Mesquite”) on October 30, 2018 and produced approximately 26,000 ounces (“oz”) of gold over the remainder of the year. Equinox Gold is currently commissioning its past-producing Aurizona Gold Mine in Brazil (“Aurizona”) and is advancing its past-producing Castle Mountain gold project in California (“Castle Mountain”) with the target of commencing production in the first half (“H1”) of 2020.

Equinox Gold was created on December 22, 2017 when Trek Mining Inc. (“Trek Mining”) acquired all outstanding securities of NewCastle Gold Ltd. (“NewCastle Gold”) and Anfield Gold Corp. (“Anfield Gold”) (the “NewCastle-Anfield Transaction”). The Company’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbols “EQXFF” and “EQXWF”, respectively.

Equinox Gold’s strategic vision is to create shareholder value by building a leading gold company that is producing more than 1 million oz of gold per year by the end of 2023. In just two years the Company has grown from a single-asset developer to a gold producer, and is on track to have three producing mines by mid-2020. To achieve its production growth objectives, the Company intends to expand production from its current asset base through exploration and development success and to acquire other development projects or producing mines that fit its portfolio and strategy.

3

Management’s Discussion and Analysis

For the year ended December 31, 2018

1.
2018 Highlights

Mesquite Mine acquisition completed October 30, 2018

• Established Equinox Gold as a producer, with 25,601 oz of gold production over November and December at AISC of $819/oz and sales of 24,384 gold oz

• Increased Equinox Gold’s proven and probable gold reserves by 25%

• Numerous potential synergies with Castle Mountain, located 200 miles north of Mesquite

• Cash consideration paid of $158 million funded by:

• $100.0 million credit facility from Bank of Nova Scotia (“Scotiabank”) and a group of lenders;

• $20.0 million credit facility from Sprott Private Resource Lending (Collector), L.P. (“Sprott”); and

• Approximately $75 million (C$97.5 million) equity private placement at C$0.95 per share

Aurizona construction progress

• Commenced full-scale construction in January 2018

• Completed pre-production mining in December 2018 with more than 750,000 tonnes of ore stockpiled

• Completed more than 1.2 million hours of construction with no lost-time injuries

• Commenced commissioning in December 2018

Castle Mountain prefeasibility study completed July 2018

• 16-year mine life with two-phase development plan

• Phase 1 operations targeted for H1-2020, subject to financing, with average 45,000 oz/year production and estimated $52 million initial capital

• Phase 2 operations targeted for 2023, with average 203,000 oz/year production and estimated $295 million initial capital

• $763/ oz life of mine (“LOM”) AISC

• $865 million after-tax LOM cumulative cash flow and $406 million after-tax net present value (“NPV5%”)

Reserve and resource growth and exploration success

• Aggregate 483% increase in gold reserves to 5.7 million oz with completion of Mesquite acquisition and Castle Mountain prefeasibility study

• 48% increase in measured and indicated gold resources (inclusive of reserves) to 8.3 million oz

• New gold discoveries at Aurizona

• Extended gold mineralization up to 350 metres (“m”) along strike to west of Piaba reserve pit

• Extended gold mineralization to depths up to 150 m from surface at Tatajuba target, a 4-km western extension of the main Piaba trend that hosts Aurizona

• Announced new high-grade near-surface gold discoveries to east of Piaba reserve pit

• New gold discoveries at Castle Mountain

• Announced a new zone of significant near-surface mineralization peripheral to the current resource pit

4

Management’s Discussion and Analysis

For the year ended December 31, 2018

Non-core assets monetization

• Spun-out copper assets to create Solaris Copper Inc.

• 60% of shares distributed to Equinox Gold shareholders, 40% of shares held by Equinox Gold

• Sold Koricancha Mill for gross consideration of $12.1 million (C$15.9 million), generating a loss on sale of $24.7 million.

Summary Operating Results for the Three Months and Year Ended December 31, 2018
			Year ended
Operating data from Mesquite(1)	Unit		December 31, 2018
Gold produced	oz		25,601
Gold sold	oz		24,384
Realized gold price	$/oz		1,237
Cash cost per gold oz sold(2)	$/oz		723
AISC per gold oz sold(2)	$/oz		819

	Three Months ended		Year ended
Consolidated profit and loss data (in millions, except per share figures)		December 31, 2018	December 31, 2018
Revenues		$30.2	30.2
Earnings from mine operations		$8.0	8.0
Adjusted EBITDA from continuing operations		$-	(24.0)
Net loss from continuing operations before taxes		$(9.6)	(21.4)
Basic loss per share attributable to shareholders	$/share	(0.02)	(0.05)

(1)  Operating data and revenues and earnings from operations are the same for the three months and year ended December 31, 2018 as Mesquite was acquired during the fourth quarter on October 30, 2018.

(2)  The cash cost and AISC reflects Equinox Gold’s cost of acquiring the gold in the leach pad inventory on the date of acquisition and the processing and selling costs associated with gold sold. They do not reflect expenditures incurred by New Gold to mine and stack those ounces onto the leach pad.

Outlook
For the 2019 fiscal year, Equinox Gold expects to produce and sell between 230,000-265,000 oz of gold from Mesquite and Aurizona as follows:
	Production (oz)	AISC(1) ($/oz)	Sustaining Capital	Non-Sustaining Capital
Mesquite	145,000 - 160,000	$950 - $1,000	$11 M	$4 M
Aurizona	85,000 - 105,000	$800 - $875	$16 M	$31 M
Total	230,000 - 265,000	$900 - $950	$27 M	$35 M
(1) Key assumptions used to forecast 2019 total AISC include a gold price of $1,250/oz and an exchange rate of BRL3.6 to USD1. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. AISC per oz starts with total cash costs and adds net capital expenditures that are sustaining in nature, mine site general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by ounces sold to arrive at AISC per oz.

The 2019 production guidance includes gold ounces produced at the Aurizona Mine prior to the commencement of commercial production.

Equinox Gold has budgeted a total capital spend of $62 million at the Mesquite and Aurizona mines during 2019. At Aurizona, the Company expects to spend $31 million to complete construction and commissioning during Q1-2019 and an additional $16 million of sustaining capex over the year that includes completion of the second lift of the tailings storage facility. At Mesquite, the Company expects to spend $11 million in sustaining capital costs primarily related to capitalized waste stripping within the open pit as well as $4 million in non-sustaining costs primarily related to drilling mineralized dumps and historical leach pads that are expected to be classified as ore.

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Management’s Discussion and Analysis

For the year ended December 31, 2018

Mesquite

Activities at Mesquite during 2019 will focus on:

• Executing on opportunities to increase production and reduce costs;

• Completing a $4 million drill program focused on mine life extension, including targets in and peripheral to the existing open pit as well as mineralized dumps and historical leach pads on site; and

• Applying for permits to explore and drill new concessions.

Aurizona

Activities at Aurizona during 2019 will focus on:

• Completing construction and commissioning of the plant during Q1-2019;

• Completing construction of the next tailings storage facility lift;

• Completing preliminary assessment of the potential for an underground mine at Aurizona;

• Updating the resource based on near-mine drilling completed during 2017 and 2018; and

• Exploration at Tatajuba and other targets in the second half of 2019 to extend the open-pit mine life.

Castle Mountain

Activities at Castle Mountain during 2019 will focus on:

• Completing engineering and final permitting for Phase 1 and arranging financing in order to commence Phase 1 construction around mid-year;

• Advancing permitting and development of water wells for the Phase 2 expansion, and completing the Phase 2 feasibility study by year-end 2019; and

• Executing on infrastructure, equipment and administrative synergies between Mesquite and Castle Mountain.

Operating Results
Health, safety & environment

Equinox Gold’s executives and directors understand that strong financial, social and environmental performance are all equally important to the Company’s success.

During 2018, there were no lost-time incidents or fatalities at any of the Company’s locations. Further, Equinox Gold had no regulatory fines during 2018.

6

Management’s Discussion and Analysis

For the year ended December 31, 2018

Mesquite
Gold production in 2018 was sourced entirely from Mesquite from October 30, 2018 through December 31, 2018.
Operating data	Reference	Unit	Three months and year ended December 31, 2018
Tonnes of ore mined		Kt	3,880
Tonnes of waste mined		Kt	3,372
Average gold grade stacked to leach pad		g/t	0.35
Gold produced		oz	25,601
Gold sold	A	oz	24,384

Financial data (millions)		Unit	Three months and year ended December 31, 2018
Revenues			$30.2

Mining cost			$15.2
Processing cost			$6.8
G&A cost			$2.3
Capitalized waste			$(0.2)
Inventory adjustments and other			$(6.4)
Subtotal: Cash cost	B		$17.6
Add: Sustaining capital			$2.3
Total all-in sustaining costs	C		$19.9

Unit cost analysis		Unit	Three months and year ended December 31, 2018
Realized gold price		$/oz	1,237
Mining cost per tonne mined		$/t	2.09
Processing cost per tonne stacked		$/t	1.75
G&A cost per tonne stacked		$/t	0.60
Cash cost per ounce sold	D=B/A	$/oz	723
Mine all-in sustaining costs	E=C/A	$/oz	819
Exploration

Upon acquiring Mesquite, Equinox Gold initiated a drilling campaign to identify mineralized material in waste dumps. In prior years, when gold prices were much lower, material below 0.5 grams per tonne (“g/t”) gold was classified as waste. At current gold prices, much of this material can potentially be mined economically. Equinox Gold is planning to stack and leach the material that will be reclassified as ore based on the results of the drilling. This material has the potential to both extend the current mine life and reduce costs.

7

Management’s Discussion and Analysis

For the year ended December 31, 2018

Construction and Development
Aurizona
Construction

As of the date of this MD&A, Aurizona construction is substantially complete and plant commissioning is well underway using the existing powerline. Substation upgrades to support the increased power demand are complete and pending final approval by the state utility. First ore has been processed through the crushing system and the SAG and Ball mill motors have been fully tested. The construction team is now completing electrical and instrumentation installation, including cable pulling in the CIP, detox and reagent areas and final motor and instrument connections. The Aurizona team has completed more than 1.2 million hours of construction with no lost-time injuries.

Equinox Gold commenced full-scale construction at Aurizona in January 2018. The project remains fully funded with first gold pour expected around the end of March.

Exploration

Equinox Gold’s primary focus in 2018 was construction of Aurizona, however, modest near-mine exploration programs successfully demonstrated the potential to expand resources and extend the Aurizona mine life. In 2017 the Company drilled a total of 115 step-out and infill drill holes (16,084 metres) focused on the western end of the Piaba deposit, which hosts the mineral reserve at Aurizona, of which 13,635 metres are being incorporated into a resource update. Not included in the update is 45 holes (5,500 metres) of drilling to the northeast of Piaba which intersected broad intervals of economic grade gold mineralization, including the highest gold grades encountered to date on the property.

The Company also drilled 12 holes (1,804 metres) at the Tatajuba target during 2018, primarily focused on a 600 metre long portion of Tatajuba where historical drilling identified gold mineralization in the shallow saprolite zone. Gold mineralization at Tatajuba is characteristically the same as that at the Piaba gold deposit. Each of the holes drilled in 2018 intersected the gold zone, extending gold mineralization to depths up to 150 m from surface and confirming continuity of mineralization into the deeper fresh rock.

Castle Mountain
Prefeasibility study

The Company released the results of the Castle Mountain prefeasibility study on July 16, 2018, estimating 3.6 million oz of proven and probable gold reserves and contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold and generate $865 million in after-tax cash flow over a 16-year mine life.

Castle Mountain will be developed in two phases with annual average gold production of 45,000 oz over the first three years (“Phase 1”) and annual average gold production of 203,000 oz from years 4 to 16 (“Phase 2”), for total LOM gold production of 2.8 million oz. LOM AISC are estimated at $763 per oz, which is in the lowest quartile of the industry. Castle Mountain demonstrates strong returns with an after-tax NPV5% of $406 million and an after-tax internal rate of return of 20% using the base case gold price of $1,250 per oz ($534 million and 25% at $1,350 per oz gold price). Castle Mountain is expected to generate average annual after-tax net operating cash flow of $83 million at $1,250 per oz gold with cumulative LOM after-tax net cash flow of $865 million.

Castle Mountain has the key permits and water supply required to commence Phase 1 production. Phase 1 will consist of a ROM heap leach operation processing primarily 12,700 tpd of ore. Phase 2 will increase throughput to 41,000 tpd of ore, of which 2,340 tpd of higher-grade ore will be processed through a milling circuit. The staged ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study, permitting and development of additional water sources for the Phase 2 expansion.

8

Management’s Discussion and Analysis

For the year ended December 31, 2018

Initial capital for Phase 1 construction is estimated at $52 million and initial capital for Phase 2 construction is estimated at $295 million, including $248 million for equipment and $47 million for pre-stripping. LOM sustaining capital is estimated at $142 million.
Exploration
During the year, Equinox Gold announced the discovery of significant gold mineralization at the East Ridge target, peripheral to the current resource pit. A channel sampling program covering a portion of the East Ridge target identified extensive, previously unrecognized gold mineralization on surface that is corroborated by three of the best drill results from the Q4 2017 exploration program, further demonstrating the potential for resource expansion at Castle Mountain.

Consolidated Mineral Reserves and Resources

Consolidated Proven and Probable Mineral Reserves at December 31, 2018 were 5.7 million ounces of gold, an increase of 483% compared to 0.971 million ounces at the end of 2017 as a result of the Mesquite acquisition and completion of a prefeasibility study for Castle Mountain.

Consolidated Measured and Indicated (“M&I”) Resources (inclusive of reserves) at year-end 2018 were 8.3 million ounces, which increased by 48% compared to 5.6 million ounces at the end of 2017.

A detailed breakdown of the reserves and resources is provided in Appendix “A”.

(In thousand ounces of gold)	December 31, 2018	December 31, 2017	∆ Dec 31, 2018 vs. Dec 31, 2017
P&P Reserves	5,663	971	+4,692; +483%
M&I Resources (inclusive)	8,285	5,613	+2,672; +48%
Inferred Resources	3,047	2,325	+722; +31%

Significant 2018 Corporate Transactions
Mubadala financing

Subsequent to December 31, 2018, Equinox Gold entered into a definitive agreement with Mubadala Investment Company (“Mubadala”) whereby Mubadala agreed to purchase $130 million in convertible notes (the “Notes”) from Equinox Gold (the “Investment”). Proceeds from the Investment will be used to refinance a portion of existing corporate and project debt, for general and working capital purposes and toward construction of Phase 1 at Castle Mountain.

The Notes will have a 5-year term and bear interest at 5% per year payable quarterly in arrears. The Notes will be convertible at the holder’s option into Shares of the Company at a conversion price of $1.05 (C$1.38). Assuming full conversion of the Notes, the holder would be entitled to receive approximately 123.8 million Shares of the Company, representing approximately 18% of Equinox Gold’s outstanding Shares on a partially diluted basis(1).

The Notes will be secured against all assets of the Company and subordinate to existing senior credit facilities. The Company and the holder of the Notes will have certain early redemption and other rights subject to the provisions of the Notes.

In connection with the Investment, Equinox Gold and Mubadala will enter into an investor rights agreement providing Mubadala, among certain other rights, the right to a nominee on the Company’s board of directors and standard anti-dilution rights.

Closing of the Investment is subject to receipt of all necessary regulatory and stock exchange approvals, as well as satisfaction of customary closing conditions, the consent of certain lenders to the Company, execution of intercreditor agreements and execution of definitive documentation.

(1) Assumes conversion of the Notes to Shares without any of the other Company-issued convertible instruments being exercised and converted to Shares.
9

Management’s Discussion and Analysis

For the year ended December 31, 2018

Mesquite acquisition
On October 30, 2018, the Company closed its $158 million acquisition of Mesquite, which was funded through a combination of debt and equity financings as follows.
$100 million credit facility

The Company entered into a definitive credit agreement through a wholly-owned United States subsidiary with a syndicate of lenders led by Bank of Nova Scotia to provide a $100 million secured acquisition credit facility (the “Scotia Credit Facility”), the cash proceeds of which were used for the Mesquite acquisition (the “Acquisition”).

The Scotia Credit Facility has a four-year term, incurs interest at an annual rate, for the first six months, of 3.75% plus US 3-month LIBOR, such rate to fluctuate thereafter based on a leverage ratio, and will be repaid in equal quarterly installments commencing six months after completion of the Acquisition.

The Scotia Credit Facility is secured by a first-ranking security of all Mesquite property and assets and by a first-ranking pledge of the shares of Solius AcquireCo.

$20 million credit facility

The Company entered into a definitive credit facility through a wholly-owned United States subsidiary with Sprott Private Resource Lending (Collector), LP (“Sprott”) to provide a $20 million secured credit facility (the “Sprott Facility”) the cash proceeds of which were used for the Acquisition.

The Sprott Facility has a 4.25-year term, ending March 31, 2023 and incurs interest at an annual rate of 6.5% plus the greater of US 3-month LIBOR or 1.5% and will be repaid by way of nine equal quarterly principal repayments commencing December 31, 2020. If the Sprott Facility remains outstanding after two years, an additional interest payment of $2.0 million is payable to Sprott in cash or units, at the option of Sprott, with each unit consisting of one common share of Equinox Gold and one-half share purchase warrant.

In connection with the Sprott Facility, Equinox Gold issued to Sprott 1.75 million Shares of Equinox Gold and, in connection with an amendment to the existing credit facility between the Company and Sprott, the Company issued 875,000 warrants to Sprott to purchase Shares of Equinox Gold at an exercise price of C$1.14 for a term of 4.25 years.

Both the Scotia Credit Facility and the Sprott Facility are subject to certain customary non-financial and financial covenants.

Private placements

On October 12, 2018, Equinox Gold closed brokered and non-brokered private placements of 102,631,603 subscription receipts (the “Subscription Receipts”) to fund the Acquisition. The Subscription Receipts were priced at C$0.95 each for aggregate gross proceeds of approximately $75 million (C$97.5 million). Each Subscription Receipt entitled the holder to receive one share of Equinox Gold on closing of the Acquisition.

Ross Beaty, Equinox Gold’s Chairman and largest shareholder, purchased 13,684,211 Shares for $10 million in the private placements.

The Company paid a cash fee of 5% of the gross proceeds of the brokered private placement and fees totalling approximately $566,000 to certain arms length finders in connection with the non-brokered private placement. Net proceeds from the private placements were used to fund the cash consideration and fees payable in respect of the Acquisition, to partially fund bonding obligations with respect to Mesquite’s long-term reclamation obligations, and for general corporate and working capital purposes.
Koricancha disposition

On August 21, 2018, the Company sold the Koricancha Mill in Peru to Inca One Gold Corp. (“Inca One”) for gross consideration of $12.1 million (C$15.9 million) as follows:

•   51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million;

10

Management’s Discussion and Analysis

For the year ended December 31, 2018

•    A $6.8 million promissory note payable in: (i) three annual installments of $1.9 million in cash or shares of Inca One at the option of Inca One, and (ii) one installment of $1.1 million in cash two years from closing;

•   Payments of up to $2.2 million related to certain recoverable taxes of Koricancha, contingent on collection of these amounts by Inca One over a five-year period; and

•   A working capital adjustment payment of $1.1 million payable in cash to Equinox Gold three years from closing.

In connection with the sale of Koricancha, the 3.5% stream on gold production from Koricancha was extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by the Company to the stream holder. The Company granted to the stream holder a put option, which, if exercised, would require the Company to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time as all of the Inca One shares have been either put back to the Company or sold by the stream holder. Exercise of the put option is subject to the Company not owning more than 19.99% of Inca One subsequent to such exercise.

Solaris Copper Inc. spin-out

On August 3, 2018, Equinox Gold completed the transfer of its copper assets into a newly incorporated company named Solaris Copper Inc. (“Solaris Copper”). The assets transferred included a 100% interest in the resource-bearing Warintza copper molybdenum project in Ecuador, a 60% interest in the La Verde preliminary economic assessment stage copper-silver-gold project in Mexico, a 100% interest in the Ricardo early-stage copper property in Chile and earn-in agreements for two early-stage copper prospects in Peru.

Equinox Gold retained 40% of the shares of Solaris Copper and distributed 60% of the shares to Equinox Gold shareholders through a return of capital such that each shareholder received one-tenth of a Solaris Copper share for each common share of Equinox Gold held on August 2, 2018. Equinox Gold warrants, options and restricted share units were also adjusted pursuant to the arrangement.

The purpose of transferring assets into Solaris Copper was to create an independent copper company focused on protecting and ultimately unlocking the value of the copper assets, while allowing Equinox Gold to focus on advancing its gold assets. Solaris Copper is not currently listed on a designated stock exchange, but is considering a potential stock exchange listing in 2019. In the interim, Solaris Copper is a reporting issuer under Canadian securities laws and complies with its continuous disclosure obligations including press releases and financial reporting. Solaris Copper also filed an election with Canada Revenue Agency and received notification from Canada Revenue Agency that Solaris Copper was considered to be a “public corporation” as of November 30, 2018.

On October 18, 2018, Solaris Copper announced that its wholly-owned subsidiary, Minera Ricardo Resources Inc. SA., had entered into a definitive earn-in option agreement (the “Option Agreement”) with Minera Freeport-McMoRan South America Limitada (“Freeport”) with respect to Ricardo. The Option Agreement provides for a three-stage process by which Freeport can earn up to an 80% interest Ricardo for gross expenditures of $130 million or $30 million plus the delivery of a feasibility study for a mine at Ricardo.

Share purchases by Equinox Gold’s Chairman
Equinox Gold’s Chairman, Ross Beaty, has purchased the Company’s Shares in the market and through private placements during 2017 and 2018 and is the Company’s largest shareholder. Mr. Beaty currently holds approximately 12.0% of the Company’s outstanding Shares.
Exercise of non-dilution right by Pacific Road Resources Funds
In February 2018, Equinox Gold received C$19.2 million from Pacific Road Resources Funds (“Pacific Road”) and issued 21 million Shares to Pacific Road pursuant to Pacific Road’s exercise of non-dilution rights.

11

Management’s Discussion and Analysis

For the year ended December 31, 2018

Significant 2017 Corporate Transactions
During 2017 the Company completed two strategic acquisitions, bringing two flagship gold assets to its portfolio and expanding its treasury, and secured construction financing for Aurizona. These significant corporate transactions are outlined below.
Acquisition of NewCastle Gold and Anfield Gold
On December 22, 2017, the Company completed the NewCastle-Anfield Transaction, under the terms of which Equinox Gold acquired all outstanding securities of both companies at an exchange ratio of 0.873 Equinox Gold Shares for each NewCastle Gold share and 0.407 Equinox Gold Shares for each Anfield Gold share. In total, the Company issued 226.8 million Shares to NewCastle and Anfield shareholders. Each NewCastle Gold and Anfield Gold warrant and option is exercisable for Equinox Gold Shares, as adjusted in accordance with the appropriate exchange ratio. After the close of the NewCastle-Anfield Transaction, the Company changed its name from Trek Mining Inc. to Equinox Gold Corp.
The primary purpose of the NewCastle-Anfield Transaction was to bring Castle Mountain into Equinox Gold’s asset portfolio. In addition, the NewCastle-Anfield Transaction expanded the Company’s treasury, bringing $20.3 million in cash from Anfield’s balance sheet and receivables of $17.0 million from the sale of Anfield’s Coringa project in Brazil.
After closing of the NewCastle-Anfield Transaction, Ross Beaty was appointed Chairman of Equinox Gold and acquired approximately 22.5 million Shares of the Company. The Shares were purchased pursuant to a share and debenture purchase agreement between Equinox Gold, Ross Beaty and Sandstorm Gold Ltd. (“Sandstorm”) (“Beaty Transaction”), whereby Sandstorm Gold Ltd. sold to Ross Beaty 4.0 million Shares of Equinox Gold and $15.0 million principal of the debenture payable by Equinox Gold to Sandstorm at a combined purchase price of approximately $18.2 million. The debenture sold to Mr. Beaty was converted to approximately 18.5 million Shares in early January 2018.
Aurizona project credit facility
On December 20, 2017, Equinox Gold entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide an $85 million secured project credit facility (the “Aurizona Construction Facility”) to be used for the development, construction and working capital requirements of Aurizona.

The $85M Aurizona Construction Facility has a term of 5 years and bears annual interest of 7%, plus the greater of 3-month US LIBOR or 1% with 50% of interest costs capitalized to the principal until May 31, 2019. The Aurizona Construction Facility is payable in quarterly instalments from September 2019 to September 2022, with a six-month extension election to March 2023.

A 2.5% arrangement fee is payable to Sprott pro-rata on drawdown of each tranche. Further, 8,000,000 warrants issued to Sprott with a five-year term and an exercise price of C$1.01 and Sprott will receive a fixed $20 per ounce production-linked payment on 75% of the first 400,000 ounces, with payments to be financially settled monthly after the start of production.

Business combination with Luna Gold
On March 31, 2017, the Company completed a business combination with Luna Gold (the “Luna Transaction”). Under the terms of the Luna Transaction, Equinox Gold acquired all outstanding securities of Luna Gold at an exchange ratio of 1.105 Equinox Gold Shares for each Luna Gold share (the “Luna Exchange Ratio”) and holders of outstanding Luna Gold convertible securities are entitled to acquire Shares of Equinox Gold based on the Luna Exchange Ratio. On close of the Luna Transaction the Company changed its name from JDL Gold Corp. to Trek Mining Inc.

12

Management’s Discussion and Analysis

For the year ended December 31, 2018

The purpose of the Luna Transaction was to add the Aurizona Project to the Company’s asset portfolio, adding a flagship, near-term production gold asset to the Company’s portfolio of earlier-stage gold and copper assets. The key aspects of the Luna Transaction included the following:

•     Purchasing all the outstanding shares of Luna Gold for consideration of 48.4 million Equinox Gold Shares;

•     Raising $61.4 million (C$81.4 million), net of financing fees, through a private placement of 41.7 million units with each unit consisting of one common share of Equinox Gold and one common share purchase warrant with a strike price of C$3.00 expiring October 6, 2021. Proceeds from the private placement were to fund exploration and development at Aurizona and to restructure the balance sheet; and

•    Extinguishing all non-convertible debt of the combined company by paying $20.8 million in cash to settle certain notes and issuing 19.5 million Shares and 8.5 million warrants with a strike price of C$3.00 expiring October 6, 2021 to settle a $25.5 million debt facility due to Sandstorm Gold Ltd.

In total, Equinox Gold issued 109.6 million Shares and 78.2 million warrants in connection with the Luna Transaction.

Financial Results
Selected financial results for the three months and year ended December 31, 2018
Selected consolidated results for the three months and year ended December 31, 2018 and 2017 are summarized below:
$ in millions, except per share amounts	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Revenue(1)	$30.2	$-	$30.2	$-
Operating costs(1)	(22.1)	-	(22.1)	-
Earnings from mine operations(1)	8.1	-	8.1	-

General and administration	(6.7)	(4.8)	(16.5)	(10.3)
Exploration expenses	(3.9)	(3.4)	(12.2)	(8.3)
Asset impairment	(13.3)	-	(13.3)	-
Care and maintenance expenses(2)	-	(2.6)	-	(8.7)

Loss from operations	(15.8)	(10.8)	(33.9)	(27.3)
Other income (expenses)	6.3	(12.8)	12.5	14.8

Net income (loss)	(9.5)	(23.6)	(21.4)	(12.5)
Income tax expense	(0.6)	(0.3)	(2.3)	(0.3)

Net income (loss) from continuing operations	(10.1)	(23.9)	(23.7)	(12.8)
Loss from discontinued operation(3)	-	(2.7)	(27.5)	(5.2)
Comprehensive income (loss)(4)	(10.1)	(26.6)	(51.2)	(18.0)
Net income (loss) per share from continuing operations attributable to Equinox Gold shareholders:
Basic	$(0.02)	$(0.12)	$(0.05)	$(0.08)
Diluted	(0.02)	(0.12)	(0.05)	(0.08)

(1)    Mesquite was acquired October 30, 2018. Revenue, operating costs and gross margin relate to Mesquite and are for the period October 30, 2018 to December 31, 2018.

(2)    Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018. There are no care and maintenance expenses prior to Q2 2017 as Aurizona was acquired on March 31, 2017.

(3)    Koricancha results have been re-presented in prior periods as a discontinued operation.

(4)    Prior periods adjusted to reclassify changes in fair value of marketable securities in other comprehensive income to net income on adoption of IFRS 9.

13

Management’s Discussion and Analysis

For the year ended December 31, 2018

Revenue
Revenue for 2018 was $30.2 million on sales of 24,384 oz of gold from Mesquite in November and December of 2018.
General and administration
General and administration in 2018 increased to $16.5 million from $10.3 million in 2017. The increase in general and administration expenditures is largely due to increased headcount at the corporate office as the Company has grown and due to $5.6 million in non-cash amortization of share-based compensation expenses, which includes $1.5 million related to the vesting of performance-based restricted share units. There were no grants of share-based payments in 2017.
Exploration expenses
Exploration expenses increased to $12.2 million in 2018 from $8.3 million in 2017. Exploration activities for 2018 primarily related to completion of the Castle Mountain prefeasibility study and ongoing environmental and permitting in preparation for mine development. As Castle Mountain was purchased in December 2017, there are no comparative costs in 2017 for the project. Exploration in 2017 related primarily to exploration programs at Aurizona and completion of the Aurizona feasibility study.
Asset impairment
During 2018, the Company assessed the valuation of the Elk Gold project and recognized an impairment loss of $9.9 million, reducing the carrying value of the property from $14.9 million to $5.0 million. The Company recognized an additional $3.4 million in impairment related to consumables and pre-existing mining assets at Aurizona that were determined to be obsolete.
Other income (expenses)

Other income (expenses) is comprised of finance income, finance expense and other income (expense). Finance income in 2018 was $4.4 million (2017 - $0.7 million) and is comprised of accretion of non-current receivables including amounts due from Serabi Gold plc and Inca One and interest income on cash deposits. Finance expense in 2018 was $6.7 million as compared to $6.0 million in 2017. The increase in finance expense from the prior year is due to an increase in debt outstanding. Interest expense and accretion on the convertible debenture, Mesquite Acquisition Credit Facility, Sprott Facility and Standby Loan totalled $4.7 million for the year ended December 31, 2018 (2017 - $3.1 million). For 2018, finance expense also includes $1.4 million (2017 - $nil) in acquisition-related costs for Mesquite which were incurred in Q4 2018 and accretion of reclamation obligations at Mesquite and Aurizona of $0.4 million (2017 - $0.3 million).

Other income for the year ended December 31, 2018 of $14.8 million (2017 - $20.0 million) includes a gain on the change in fair value of derivative liabilities of $19.0 million (2017 - $18.7 million) and a bargain purchase gain of $15.2 million resulting from paying less for Mesquite than the assessed value of the assets acquired. The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss.

For 2018, gains in other income are offset by: (i) a foreign exchange loss of $7.8 million (2017 - gain of $1.3 million) as a result of depreciation of the Brazilian Real and Canadian Dollar against the USD; (ii) impairment of value-added tax receivables in Brazil of $3.8 million (2017 - $nil); (iii) loss on disposal of fixed assets of $3.5 million (2017 - $nil); and (iv) a loss of $1.3 million (2017 - $nil) on settlement of the portion of the convertible debenture that was extinguished via conversion to Shares.

14

Management’s Discussion and Analysis

For the year ended December 31, 2018

Loss from discontinued operation
Loss from discontinued operation of $27.5 million for the year ended December 31, 2018 is primarily due to a loss on sale of Koricancha of $24.7 million.

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2018:
$ in millions, except per share amounts	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018

Revenue	$30.2	$-	$-	$-
Operating costs	(22.1)	-	-	-
Gross margin	8.1	-	-	-

General and administration	(6.7)	(3.0)	(3.3)	(3.4)
Exploration expenses	(3.9)	(2.6)	(2.7)	(3.0)
Asset impairment	(13.3)	-	-	-

Loss from operations	(15.8)	(5.6)	(6.0)	(6.4)
Other income (expenses)	6.3	(2.2)	5.7	2.7

Net income (loss) before taxes	(9.5)	(7.8)	(0.3)	(3.7)
Income tax expense	(0.6)	(0.3)	(1.4)	-

Net income (loss) from continuing operations	(10.1)	(8.1)	(1.7)	(3.7)
Loss from discontinued operation(2)	-	(0.9)	(25.8)	(0.7)
Comprehensive income (loss)	(10.1)	(9.0)	(27.5)	(4.4)

Net income (loss) per share from continuing operations attributable to Equinox Gold shareholders:
Basic and diluted	$(0.02)	$(0.02)	$(0.00)	$(0.01)

15

Management’s Discussion and Analysis

For the year ended December 31, 2018

$ in millions, except per share amounts	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

General and administration	$(4.8)	$(2.6)	$(2.4)	$(0.5)
Exploration expenses	(3.4)	(1.9)	(2.5)	(0.4)
Care and maintenance expenses (1)	(2.6)	(3.0)	(3.1)	-

Loss from operations	(10.8)	(7.5)	(8.0)	(0.9)
Other income (expenses)	(12.8)	2.7	20.0	4.8

Net income (loss) before taxes	(23.6)	(4.8)	12.0	3.9
Deferred income tax expense	(0.3)	-	-	-

Net income (loss) from continuing operations	(23.9)	(4.8)	12.0	3.9
Loss from discontinued operation(2)	(2.7)	(1.0)	(0.5)	(0.9)

Comprehensive income (loss)(3)	(26.6)	(5.8)	11.5	3.0
Net income (loss) per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted
Basic	$(0.12)	$(0.03)	$0.07	$0.06
Diluted	(0.12)	(0.03)	0.03	0.04

(1)    Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018. There are no care and maintenance expenses prior to Q2 2017 as Aurizona was acquired on March 31, 2017.

(2)    Koricancha results have been re-presented in prior periods as a discontinued operation.

(3)    Prior periods adjusted to reclassify changes in fair value of marketable securities in other comprehensive income to net income on adoption of IFRS 9.

Selected balance sheet information
Selected audited consolidated balance sheet amounts as at December 31, 2018, 2017 and 2016 are summarized below:
$ in millions	December 31, 2018	December 31, 2017	December 31, 2016
Total assets	$753.7	$486.3	$89.9
Total non-current liabilities	$222.4	$90.1	$21.1

Liquidity and Capital Resources
Working capital

At December 31, 2018, Equinox Gold had $62.6 million (2017 - $66.3 million) in cash and marketable securities. Working capital at the end of 2018 was $30.0 million, down from $50.7 million as at December 31, 2017.

As at December 31, 2018, current accounts receivable and deposits were $23.4 million (2017 - $11.8 million) comprised of $4.9 million (2017 - $4.3 million) of value-added taxes receivable from the Brazilian government; $10.9 million (2017 - $4.9 million) receivable from Serabi Gold plc representing the final instalment due in December 2019 from the sale of Anfield’s Coringa project; $1.7 million (2017 - $nil) receivable from Inca One representing the first installment due in August 2019 and $3.3 million (2017 - $2.6 million) in miscellaneous receivables, advances and prepaid expenses.

Inventory at December 31, 2018 totalled $49.7 million, up from $3.2 million at December 31, 2017. The increase in inventories is due to the acquisition of Mesquite in Q4 2018. Inventory balances at December 31, 2017 related primarily to the Koricancha discontinued operation. As at December 31, 2018, there was current heap leach inventory of $31.4 million, supplies inventory of $10.0 million, work-in-process of $7.1 million, and finished goods of $1.2 million (2017 - $nil, $0.7 million, $1.9 million and $0.6 million, respectively).

16

Management’s Discussion and Analysis

For the year ended December 31, 2018

Accounts payable and accrued liabilities at the end of 2018 were $51.6 million (2017 - $15.7 million) which is comprised of amounts owing for capital purchases at Aurizona of $21.1 million, trade payables of $14.9 million primarily related to Mesquite operations and Castle Mountain exploration expenditures and a $9.1 million provision related to the estimated working capital adjustment payable to New Gold Inc. (“New Gold”) for the acquisition of Mesquite.

Included in current liabilities at December 31, 2018 is the current portion of the Company’s debt facilities totalling $54.7 million (2017 - $14.8 million).

At December 31, 2018, the Company had cash and cash equivalents of $60.8 million and $10 million of undrawn debt facilities. Subsequent to year end, the Company secured additional debt financing that, when combined with existing resources, the Company believes this is sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in 2019, as well as the Company’s business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

Cash flow

Cash flow used in operations for the year ended December 31, 2018 was $23.0 million (2017 - $27.8 million). The decrease in cash used in operations over the prior year is primarily due to cash generated from operations at Mesquite since its acquisition in October 2018. This is partially offset by an increase in exploration activities in 2018 related to preparation of the Castle Mountain prefeasibility study.

Cash used in investing activities for the year ended December 31, 2018 was $240.7 million (2017 - $0.5 million). During the year, Equinox Gold spent $103.0 million (2017 - $21.5 million) on capital expenditures, primarily related to development and construction at Aurizona. The Company paid $158 million in cash for the acquisition of Mesquite, offset by $13.7 million cash on hand at Mesquite. These outflows were offset by $4.7 million in proceeds received from Serabi Gold plc related to the sale of the Coringa asset.

Cash provided by financing activities for the year ended December 31, 2018 totalled $268.3 million (2017 - $50.6 million). The Company received net proceeds of $14.8 million from and issued 21 million Shares to Pacific Road upon the exercise of a non-dilution right in conjunction with the Shares issued by Equinox Gold in late December 2017 to acquire NewCastle Gold and Anfield Gold. To fund the acquisition of Mesquite in October 2018, the Company received $72.2 million net proceeds from brokered and non-brokered private placements and drew $120 million combined from its Mesquite Acquisition Credit Facility and Sprott Facility. During the year, the Company drew $60 million from the Aurizona Construction Facility (2017 - $15 million) and $12 million from the Standby Loan for development of Aurizona. Offsetting the funds received from financing activities was the use of $10.6 million (2017 - $5.0 million) in restricted cash to maintain minimum cash balances per covenants under the Company’s credit facilities and to collateralize certain bonding obligations.

Share capital transactions

See “Business combination with NewCastle Gold and Anfield Gold” and “Business combination with Luna Gold” for descriptions of the share capital issued in conjunction with those transactions.

During Q1 2018, Ross Beaty, Chairman of Equinox Gold, acquired approximately 22.5 million Shares of the Company. The Shares were purchased pursuant to a share and debenture purchase agreement between Equinox Gold, Mr. Beaty and Sandstorm, whereby Sandstorm sold to Mr. Beaty 4.0 million Shares of Equinox Gold and $15.0 million principal of the debenture payable by Equinox Gold to Sandstorm at a combined purchase price of approximately $18.2 million (the “Beaty Transaction”). The debenture sold to Mr. Beaty was converted to approximately 18.5 million Shares.

17

Management’s Discussion and Analysis

For the year ended December 31, 2018

In February 2018, Pacific Road exercised a non-dilution right (the “Pacific Road Non-dilution Exercise”) and subscribed for 21 million Shares of the Company. Pacific Road exercised its non-dilution right in conjunction with the Shares issued by Equinox Gold in late December 2017 to acquire NewCastle Gold and Anfield Gold.

In October 2018, the Company completed concurrent brokered and non-brokered private placements of subscription receipts (the “Subscription Receipts”) to fund the Mesquite Mine Acquisition. A total of 34,215,000 Subscription Receipts were issued pursuant to an underwriting agreement entered into with a syndicate of banks and 68,416,603 Subscription Receipts were issued pursuant to subscription agreements with investors. The Subscription Receipts were priced at C$0.95 each for aggregate gross proceeds of approximately $75 million (C$97.5 million). Each Subscription Receipt entitled the holder to receive one share of Equinox Gold upon satisfaction of certain conditions, which were achieved on closing of the Mesquite Mine Acquisition.

The Company issued Shares in conjunction with the following transactions during 2018:
# Shares
Balance December 31, 2017	404,749,044

Issued to settle the Beaty portion of the debenture	18,518,518
Issued on Pacific Road Non-dilution Exercise	21,000,000
Issued pursuant to private placements	102,631,603
Issued for Sprott Facility	1,750,000
Issued on exercise of warrants, stock options and RSUs	3,478,134
Balance December 31, 2018	552,127,299

Outstanding Share Data
As at the date of this MD&A, the Company had 552,944,103 Shares issued and outstanding, 14,830,238 Shares issuable under stock options, 122,829,318 Shares issuable under share purchase warrants and 10,998,851 Shares issuable under restricted share units. The fully diluted outstanding share count is 701,602,510.

Commitments and Contingencies
At December 31, 2018, the Company had the following contractual obligations outstanding:
($’000s)	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans, borrowings and accrued interest	$270,285	$70,605	$70,129	$65,437	$64,114	$-	$-
Accounts payable and accrued liabilities	51,182	51,182	-	-	-	-	-
Production-linked payments	6,000	1,673	2,132	2,195	-	-	-
Reclamation payments(1)	31,823	396	1,565	3,234	5,980	4,240	16,408
Purchase commitments	25,402	22,001	3,075	118	105	103	-
Lease commitments	306	196	110	-	-	-	-
Total	$384,998	$146,053	$77,011	$70,984	$70,199	$4,343	$16,408
(1) Amount represents undiscounted future cash flows
In March 2018, the Company awarded a mining contract for Aurizona. The contract has a commitment value estimated at approximately $40 million per annum through September 2025. If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value. Included in purchase commitments due within one year are Aurizona construction-related purchase commitments totaling $16.8 million.

18

Management’s Discussion and Analysis

For the year ended December 31, 2018

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At December 31, 2018, the Company recorded a legal provision for these items totaling $2.9 million which is included in other long-term liabilities.
The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2018, the Company has recorded restricted cash of $7.5 million in relation to insurance bond for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

Related Party Transactions
The key management of the Company comprises executive and non-executive directors and members of executive management. The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:
	2018	2017
Salaries, directors’ fees and other short-term benefits	$2,690	$1,635
Share-based payments	2,078	963
Total key management personnel compensation	$4,768	$2,598

Ross Beaty is a related party of the Company.  The purpose of the amendment of the debenture with Sandstorm pursuant to the Beaty Transaction was to incentivize Ross Beaty to act as Chairman of Equinox Gold following closing of the NewCastle-Anfield Transaction.

At the time of its acquisition by Equinox Gold, Anfield Gold and its largest shareholder, Ross Beaty, offered future support to ensure a cash receivable in relation to Anfield’s disposal of its Coringa project (the “Coringa Disposal”) would be realized by Equinox Gold prior to the end of 2018. On August 2, 2018, the Company formalized this offer of support by entering into a standby loan arrangement (the “Standby Loan”), wherein Mr. Beaty made available up to $12 million, which was drawn in Q4 2018, that can be used by the Company for the continued development, construction and general working capital requirements of Aurizona.

19

Management’s Discussion and Analysis

For the year ended December 31, 2018

The remaining $12 million receivable under the Coringa Disposal is not due until December 2019 and, when received, will be used to repay amounts drawn under the Standby Loan.

The Standby Loan is unsecured. In the event the Company defaults on repayment, Mr. Beaty has the right to assume a share pledge the Company holds as security for its $12 million receivable from Serabi Gold plc.

On October 4, 2018, the Company drew the full amount of the Standby Loan. The loan bears interest at 8% per annum and is subject to a drawdown fee of 1% and standby fee of 1%. Principal and accrued interest is payable upon receipt of the Coringa Disposal receivable.

Pursuant to the Company’s restricted share unit plan, in August 2018, the Company made a one-time grant to Mr. Beaty, of four million restricted share units (the “Grant”) with performance-based vesting conditions (“pRSUs”) to be settled in Shares of the Company if certain performance criteria are met. The pRSUs vest in four separate tranches based on the Company’s share price performance and contain performance multipliers ranging from 1x to 3x, depending on the share price achieved. 15% of the pRSUs (with a 1x multiplier) vest on the Company’s share price reaching C$1.50; 20% of the pRSUs (with a 2x multiplier) vest on the Company’s share price reaching C$2.00; 30% of the pRSUs (with a 2.5x multiplier) vest on the Company’s share price reaching C$2.50; and the remaining 35% of pRSUs (with a 3x multiplier) vest on the Company’s share price reaching C$3.00. The performance multipliers provide for a total of up to 9.4 million Shares to be issued if all share price thresholds are achieved; however, if these thresholds are not achieved, no Shares will be issued. The Grant is valid for five years and any Shares issued in connection with the Grant will have a mandatory hold period of two years, resulting in a long-term performance incentive and commitment by Mr. Beaty.

Non-IFRS Measures
This MD&A refers to cash cost and AISC per ounce which are non-GAAP (generally accepted accounting principles) measures. They have no standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This measurement is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. AISC per ounce starts with total cash costs and adds net capital expenditures that are sustaining in nature, mine site general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by ounces sold to arrive at AISC per ounce. Management believes cash cost and AISC are measures commonly used in the gold mining industry and are useful for monitoring the performance of operations and the ability of mines to generate positive cashflow.
Total cash costs per gold ounce
The Company reports cash costs based on ounces sold. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. However, there are no standardized meanings, and therefore this additional information should not be considered in isolation, or as a substitute for measures of performance prepared in accordance with GAAP.
AISC per gold ounce

AISC per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per gold ounce is a non-IFRS measure based on guidance announced by the World Gold Council (“WGC”) in September 2013 and updated in November 2018. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

20

Management’s Discussion and Analysis

For the year ended December 31, 2018

Mesquite cash cost and AISC reconciliation
The following table provides a reconciliation of cash costs and site AISC per ounce of gold sold for the three months and twelve months ended December 31, 2018 for Mesquite. Comparative information has not been presented as the mine was acquired on October 30, 2018.
$’s in millions, except ounce and per ounce figures	Three months and year ended
	December 31, 2018
Operating expenses from mine operations		$17.6
Gold ounces sold		24,384
Cash costs per gold ounce sold	$/oz	723
Total cash costs		$17.6
Add:
Sustaining capital expenditures		2.2
Reclamation expenses		0.1
Total AISC		$19.9
AISC per gold ounce sold(1)	$/oz	819
(1) The AISC of $819 per ounce sold reflects Equinox Gold’s cost of acquiring the gold in the leach pad inventory and the processing and selling costs associated with gold sold. The AISC does not reflect expenditures incurred by New Gold to mine and stack those ounces onto the leach pad.

Adjusted EBITDA
EBITDA has been adjusted for items considered exceptional in nature and not related to the Company’s core operation and development of mining assets. The presentation of adjusted EBITDA may assist investors and analysts to understand the underlying operating performance of the Company’s business. However, adjusted EBITDA does not have a standard meaning under IFRS. It should not be considered in isolation, or as a substitute for measures of performance prepared in accordance with IFRS and are is necessarily indicative of operating profit or cash flow from operations as determined under IFRS.
The following table reconciles adjusted EBITDA to the most directly comparable IFRS measure.
$’s in millions	Three months ended	Year ended
	December 31, 2018	December 31, 2018
Net loss from continuing operations before tax	$(9.6)	$(21.4)
Add (subtract):
Depreciation and depletion	4.5	4.5
Impairment of assets	13.3	13.3
Other expenses, excluding foreign exchange	(10.8)	(3.7)
Finance costs (income)	2.3	2.3
Losses (gains) on derivative liabilities	0.3	(19.0)
Adjusted EBITDA	$-	$(24.0)

21

Management’s Discussion and Analysis

For the year ended December 31, 2018

Risk and Uncertainties
Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

Credit risk: Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable, amounts due from Serabi Gold plc and Inca One and reclamation bonds. Credit risk exposure is limited through maintaining its cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. The carrying value of these financial assets totaling $90.9 million represents the maximum exposure to credit risk.

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

Market risk: Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk, interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, available for sale investments, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

Interest rate risk: The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits and interest paid on floating rate borrowings.

Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and short-term deposits.

The Company is exposed to interest rate risk due to the floating rate interest on its Mesquite Acquisition Credit Facility, Sprott Facility and Aurizona Construction Facility. As the Mesquite Acquisition Credit Facility and Sprott Facility were entered into at the end of the year and interest on the Aurizona Construction Facility is capitalized as a borrowing cost, a 10% change in interest rates at the reporting date would not have a material effect on net income or loss in the year.

Foreign currency risk: The Company’s functional currency is the USD. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian real and Canadian dollar.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:
($’000)	December 31, 2018		December 31, 2017
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Brazilian reals	$19,810	$20,984	$31,402	$5,909
Canadian dollars	26,311	3,026	5,956	4,186
Peruvian sols	-	-	1,235	1,267
Chilean peso	-	-	37	18
Mexican peso	-	-	11	-
	$46,121	$24,010	$38,641	$11,380
Commodity price risk: Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market prices for this precious metal could negatively impact the Company’s future operations. The Company has not hedged any of its gold sales.

22

Management’s Discussion and Analysis

For the year ended December 31, 2018

Capital risk management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as have sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity and loans and borrowings net of cash and cash equivalents. Capital, as defined above, is summarized in the following table:

($’000)	December 31, 2018	December 31, 2017
Equity	$410,468	$357,546
Loans and borrowings	214,559	43,461

	625,027	401,007
Cash and cash equivalents	(60,822)	(62,958)
Total	$564,205	$338,049
The Company manages its capital structure and make adjustments to it as necessary. In order to maintain the capital structure the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company manages and makes adjustments to its capital structure in light of economic conditions. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.
Pacific Road has certain non-dilution rights pursuant to an investment agreement dated May 7, 2015 whereby as long as Pacific Road holds at least 5% of Equinox Gold's Shares, Pacific Road has the right to maintain all or a portion of its ownership interest in the Company following any new issuance of Equinox Gold Shares.

Other risk factors
Equinox Gold business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of the following risks could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.
Equinox Gold may be subject to significant capital requirements and operating risks associated with its operations and its portfolio of growth projects

Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements will result in dilution to existing Equinox Gold Shareholders and could adversely affect Equinox Gold’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Equinox Gold’s results of operation, cash flow from operations and financial condition.

In addition, Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability. Equinox Gold’s business, production, results of operations, financial condition and liquidity may be adversely impacted by operational problems such as a failure of production equipment, any prolonged downtime or shutdowns at Equinox Gold’s mining or processing operations, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment.

23

Management’s Discussion and Analysis

For the year ended December 31, 2018

Financing and share price fluctuation

Equinox Gold has limited operating cash flow. Although Equinox Gold has the Sprott Facility and the Development and Acquisition Facility with Sprott and the Scotia Credit Facility with Scotia (collectively, the “Equinox Gold Credit Facilities”), there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on Equinox Gold’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities. There is no guarantee that the convertible debenture announced with Mubadala Investment Company will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lends or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Equinox Gold that are listed on the TSX-V often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.

Commodity price risk
The price of Equinox Gold’s Shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond Equinox Gold’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the .United States dollar, Brazilian Reals and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of and commercial production from Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.
Industry risk

Equinox Gold is a relatively new gold production company. Equinox Gold had a history of producing metals from the Koricancha Mill (sold August 21, 2018), is commissioning Aurizona and operates Mesquite, which it acquired on October 30, 2018. Equinox Gold is subject to risks normally encountered in exploration, development, production of gold including flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact processing. Other risks include, but are not limited to:

24

Management’s Discussion and Analysis

For the year ended December 31, 2018

•    the timing and cost, which can be considerable, of construction and maintenance activities at the processing facilities;

•     the availability and costs of skilled labour and specialized equipment;

•     the availability and cost of appropriate desorption and refining arrangements;

•      compliance with environmental and other governmental approval and permit requirements;

•     the availability of funds to finance additional operating, construction and development activities;

•     potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent operating or development activities;

•      potential increases in operating costs due to changes in the cost of fuel, power, materials and supplies; and

•      delays in recovering value-added taxes or other amounts receivable from various governmental and non-governmental counter parties.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production often occur. While Equinox Gold is confident that long-term regular recovery of value added taxes will be established, Equinox Gold cannot assure investors that such taxes will be recovered or that its activities will result in profitable processing operations.

Mining and processing risks
Equinox Gold’s principal operation will be the mining of and exploration for precious metals. Its operations will be subject to all of the hazards and risks normally encountered in the mining and processing of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the extraction of material, any of which could result in reduced production, damage to, or destruction of, mines and other producing facilities, tailings risks, damage to or loss of life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, operations are subject to such hazards, which could have a material adverse effect on the business, operations and financial performance of Equinox Gold. As is common with all mining operations, there is uncertainty and therefore risk associated with Equinox Gold’s operating parameters and costs. These can be difficult to predict and are often affected by factors outside Equinox Gold’s control. Equinox Gold’s business, production, results of operations, financial condition and liquidity may be adversely impacted by operational problems such as a failure of production equipment, any prolonged downtime or shutdowns at Equinox Gold’s mining or processing operations, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment.
Construction risks

Equinox Gold is re-developing the Aurizona Mine, a past-producing open pit mine and gold processing plant, and full-scale construction has been underway since January 2018 and intends to ramp up Phase 1 operations at Castle Mountain in early 2020. Construction of a project requires substantial expenditures and is prone to material cost overruns versus budget. The capital expenditures and time required to construct Aurizona, Castle Mountain or develop any new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in startup of commercial production would increase capital costs and delay receiving revenues.

25

Management’s Discussion and Analysis

For the year ended December 31, 2018

Given the inherent risks and uncertainties associated with construction for re-development of Aurizona and Castle Mountain, there can be no assurance that the construction will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mines will operate as planned.
Uncertainty of Mineral Reserve and Mineral Resource estimates

The figures for mineral reserves and mineral resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metals recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have a material adverse effect on Equinox Gold’s results of operations and financial condition.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.

Permitting

Equinox Gold’s processing, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties Equinox Gold must receive numerous permits. Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Development and operations of Equinox Gold’s Aurizona, Mesquite and Castle Mountain mines require permits from various governmental authorities in Brazil and the United States, respectively. There can be no assurance that all future permits that Equinox Gold requires for its operations at Aurizona, Mesquite or Castle Mountain will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Government regulation risk
The processing, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on Equinox Gold’s financial position. Amendments to current laws, regulations and permits governing development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on Equinox Gold’s financial position, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil, as discussed elsewhere in these Risk Factors. Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

26

Management’s Discussion and Analysis

For the year ended December 31, 2018

Dependence on Mesquite and Aurizona
Equinox Gold’s operations at Mesquite and Aurizona are expected to account for 100% of the Equinox Gold’s gold production in 2019. Any adverse condition affecting mining conditions at Mesquite or Aurizona could have a material adverse effect on Equinox Gold’s financial performance and results of operations. Unless Equinox Gold acquires or develops other significant gold-producing assets, Equinox Gold will continue to be dependent on its operations at Mesquite and Aurizona for its cash flow provided by operating activities.
Risks related to Aurizona’s early production
Aurizona will be in the early stages of the production phase during fiscal 2019 and so is subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase (which can last twelve months or longer), including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, mineral reserves and mineral resources projected by the Feasibility Study, and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Aurizona may encounter problems or be subject to delays or suspensions during the early stages of the production phase, which may or have other material adverse consequences for Equinox Gold, including its operating results, cash flow and financial condition.
Production estimates
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

27

Management’s Discussion and Analysis

For the year ended December 31, 2018

Equinox Gold may be unable to generate sufficient cash to service its debt, the terms of the agreements governing its debt may restrict Equinox Gold’s current or future operations and the indebtedness may have a material adverse effect on Equinox Gold’s financial condition and results of operations

As of the date of this MD&A, Equinox Gold had aggregate consolidated indebtedness of $240 million. Equinox Gold's ability to make scheduled payments on the Equinox Gold Credit Facilities and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that the convertible debenture announced with Mubadala Investment Company will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lends or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under the Equinox Gold Credit Facilities. Equinox Gold may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Equinox Gold Credit Facilities or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.

The Equinox Gold Credit Facilities contain a number of covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long term best interest. In particular, the Equinox Gold Credit Facilities restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.

Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

•   limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make non-strategic divestitures;

•   requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•   increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions;

•   exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;

•   limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;

•   placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and

•   increasing Equinox Gold’s cost of borrowing.

28

Management’s Discussion and Analysis

For the year ended December 31, 2018

Acquisition and integration risks of Mesquite
Equinox Gold cannot assure that the acquisition of the Mesquite Mine will ultimately benefit its business. The acquisition may change the scale of Equinox Gold’s business and may expose Equinox Gold to new geographic, political, operating, financial or geological risks. Further, the acquisition of Mesquite will require a significant amount of time and attention of Equinox Gold management, as well as resources that otherwise could be spent on the operation and development of Equinox Gold’s other projects. Additional risks include a significant decline in the relevant metal price; the quality of the mineral deposit at Mesquite proving to be lower than expected; the difficulty of assimilating the operations and personnel of Mesquite; the potential disruption of Equinox Gold’s ongoing business; the inability of management to realize anticipated synergies and to maximize Equinox Gold’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities, including tax, environmental or other liabilities.
Tailing risks

Equinox Gold’s operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The extraction process for gold and metals can produce tailings, which are the sand like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices.

Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

Water management at Equinox Gold’s mining operations.

The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.

Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect Equinox Gold’s business, results of operations and financial condition. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.

Access to water at Castle Mountain
Historically the Castle Mountain operation successfully processed approximately 3.6 million tons of ore per year over a ten-year period with continued leaching for several years after mining ceased. Equinox Gold, through its wholly-owned subsidiary, maintains 10 water rights including two producing wells at Castle Mountain. Historically, the mine had sufficient water for processing purposes and Equinox Gold has the water supply to commence Phase 1 production. However, additional sources of ground water will have to be located and permitted to expand throughput production as contemplated in Phase 2. If Equinox Gold is unable to source additional water supplies it could prevent or limit the ability to conduct exploration and development activities and ultimately production at Castle Mountain.
Environmental risks, regulations and hazards
All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

29

Management’s Discussion and Analysis

For the year ended December 31, 2018

Previous mining by artisanal miners (“Garimpeiros”) has occurred and continues today at Equinox Gold’s Aurizona greenfields properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Future acquisitions, business arrangements or transactions
Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the convertible debenture announced with Mubadala Investment Company will successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lends or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any material issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transactions could have a material adverse effect on its business, results or operations and financial position.
Limited operating history and uncertainty of future revenues
Equinox Gold has a limited operating history and trading record and it is, therefore, difficult to evaluate Equinox Gold’s business and future prospects. In particular, Equinox Gold is at an early stage of development with operating losses expected to continue for the foreseeable future. The future success of Equinox Gold is dependent on the Equinox Gold Board’s ability to implement its strategy. While the Equinox Gold Board is optimistic about Equinox Gold’s prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. Equinox Gold faces risks regarding its future growth and prospects will depend on its ability to manage growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with Equinox Gold’s growth could have a material adverse effect on Equinox Gold’s business, financial condition and results of operations.
Cost estimates
Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and Brazilian Reais, smelting and refining charges, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels. Equinox Gold’s actual costs may vary from estimates.

30

Management’s Discussion and Analysis

For the year ended December 31, 2018

Reclamation estimates, costs and obligations

Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may have a material adverse impact upon the financial condition and results of operations of Equinox Gold.

There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any, in respect of Aurizona.

Exchange rate fluctuations
Equinox Gold reports its results in United States dollars, while many of Equinox Gold’s investments, costs and revenues may be denominated in other currencies. This may result in additions to Equinox Gold’s reported costs or reductions in Equinox Gold’s reported revenues. Fluctuations in exchange rates between currencies in which Equinox Gold invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Equinox Gold’s underlying operations.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s operations, financial condition and results of operations.
Properties located in remote areas

Equinox Gold’s development and exploration operations may be located in remote areas, some of which have harsh climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with harsh climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on Equinox Gold business and results of operations. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Aurizona is situated in a region where other mining activity is developing. Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation to allow access to the western portion of ore body in the future, which will also require permitting and community support. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.

31

Management’s Discussion and Analysis

For the year ended December 31, 2018

Some of Equinox Gold’s mineral assets are located outside Canada and are held indirectly through foreign affiliates
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of Equinox Gold’s assets which are located outside Canada.
Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Equinox Gold may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price of its Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.

Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.

Counterparty risk
Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short term investments; (ii) companies that have payables to Equinox, including concentrate and bullion customers; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third party service providers.
As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived
Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Weather
Equinox Gold’s results are subject to seasonal conditions in Canada, Brazil and the United States. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower in the first half of the year and the cost of mining may also be higher. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to a lack of water that is necessary for processing.

32

Management’s Discussion and Analysis

For the year ended December 31, 2018

International interests
Changing political situations may affect the manner in which Equinox Gold operates. The operations of Equinox Gold are conducted in the United States, Brazil and Canada and are exposed to various levels of political, economic, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. The occurrence of mining regime changes in both the developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development of mining activities and may affect our viability and profitability.
Equinox Gold may become subject to additional legal proceedings
Equinox Gold is currently subject to litigation and claims in Brazil and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have a material adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where mineral reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents all or a significant portion of Equinox Gold’s mineral reserves.
Defects in land title
Title insurance is not available for Equinox Gold’s properties, and Equinox Gold’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other thing, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Lack of availability of resources
Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Equinox Gold on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Equinox Gold’s exploration programs.
Management
The success of Equinox Gold will be largely dependent on the performance of its Board of Directors and its senior management. The loss of the services of these persons would have a materially adverse effect on Equinox Gold’s business and prospects. There is no assurance Equinox Gold can maintain the services of its Board of Directors and management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on Equinox Gold and its prospects.

33

Management’s Discussion and Analysis

For the year ended December 31, 2018

Key personnel
Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Property commitments
The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.
Competition
Equinox Gold faces competition from a number of large established companies with greater financial and technical resources than Equinox Gold. Equinox Gold competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. There is also significant and increasing competition for a limited number of suitable properties and resource acquisition opportunities and, as a result, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.
Dependence on good relations with employees
Successful exploration, development and operations of Equinox Gold’s projects depends on the skills and abilities of its employees. There is intense competition for engineers, geologists and persons with mining expertise. The ability of Equinox Gold to hire and retain engineers, geologists and persons with mining expertise is key to the mining operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the mining operations, results of operations and financial condition.
Uninsurable risks

In the course of developing its assets, Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, any such insurance may not cover all the potential risks associated with its operations. Equinox Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Equinox Gold might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have a material adverse effect upon its cash flows, results of operations and financial condition.

34

Management’s Discussion and Analysis

For the year ended December 31, 2018

Political and regulatory risks
Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.
Speculative nature of mining exploration and development

Equinox Gold’s mineral projects are at various stages of exploration and development with only Mesquite currently in operations. The exploration for and development of mineral deposits involves significant risks. Major expenses are typically required to locate and establish mineral reserves. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore. There is also no assurance that, even if commercial quantities of ore are discovered, any of Equinox Gold’s mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Equinox Gold being unable to receive an adequate return on invested capital.

The processes of exploration, development and operations also involve risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Equinox Gold evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Equinox Gold cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Equinox Gold.

Corruption and bribery laws
Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including the Canadian Criminal Code, and the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Equinox Gold conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in a material adverse effect on Equinox Gold’s reputation and results of its operations.

35

Management’s Discussion and Analysis

For the year ended December 31, 2018

Public company obligations

Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.

Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSX-V, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No history of dividends
Equinox Gold and its predecessor companies have not paid a dividend since incorporation. Equinox Gold intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the Equinox Gold Board and will depend upon the capital requirements of Equinox Gold, results of operations and such other factors as the Equinox Gold Board of Directors considers relevant.
Foreign exchange transactions registration compliance
In certain jurisdictions where Equinox Gold operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. Equinox Gold has identified that in certain instances it has not registered all transactions. Equinox Gold has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.
Risk associated with an emerging and developing market
The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.
Change in climate conditions
Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this will result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s operations. These risks include: sea level rise, extreme weather events, and resource shortages due to delivery disruptions. Equinox Gold can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations.

36

Management’s Discussion and Analysis

For the year ended December 31, 2018

Information systems
Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.
Significant shareholders

Ross Beaty has control or direction over an aggregate of 66,370,144 Equinox Gold Shares and 20,350 Equinox Gold Options and 3,000,000 Equinox Gold Warrants. The 66,370,144 Equinox Gold Shares represent approximately 12.0% of the issued and outstanding Equinox Gold Shares. Pacific Road entities have control or direction over an aggregate of 22,774,968 Equinox Gold Shares and 23,724,350 Equinox Gold Warrants. The 22,774,968 Equinox Gold Shares represent approximately 4.1% of the issued and outstanding Equinox Gold Shares. Assuming the exercise of the Equinox Gold Warrants and Equinox Gold Options held by Mr. Beaty and of the Equinox Gold Warrants held by Pacific Road, Mr. Beaty would hold an aggregate of 69,390,494 Equinox Gold Shares, or 9.9% the issued and outstanding Equinox Gold Shares, and Pacific Road would hold an aggregate of 46,499,318 Equinox Gold Shares, or 6.6% of the issued and outstanding Equinox Gold Shares. Collectively, Mr. Beaty and Pacific Road would hold an aggregate of 115,889,812 Equinox Gold Shares, or 16.5% of the issued and outstanding Equinox Gold Shares. As well in the event that the convertible debenture announced with Mubadala Investment Company is successful, the holder would be entitled to receive approximately 123.8 million Equinox Gold Shares representing approximately 18% of the issued and outstanding Equinox Gold Shares.

As a result, each of these significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the Equinox Gold Shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.

Conflicts of interest
Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of the Equinox Gold Board, is a significant Equinox Gold Shareholder and may have conflicting interests. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold Shareholders. In addition, each Director is required to declare and refrain from voting on any matter in which such Director may have a conflict of interest in accordance with the procedures set forth in the British Columbia Business Corporations Act and other applicable laws.

37

Management’s Discussion and Analysis

For the year ended December 31, 2018

Accounting Matters
Use of judgement and estimates

Except as otherwise noted, the Company’s financial statements are presented in United States dollars, the functional currency of the Company and its subsidiaries.

In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

Judgements
(i) Indicators of impairment
Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.
(ii) Investments

Management applies judgment in assessing whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. The factors considered in the determination of whether or not the Company controls, jointly controls or significant influences the investee include:

•     The purpose and design of the investee entity;

•     The ability to exercise power, through substantive rights, over the activities of the investee that significantly affect its returns;

•     The size of the company’s equity ownership and voting rights, including potential voting rights;

•     The size and dispersion of other voting interests including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee, interchange of managerial personnel; and

•    Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee, the Company accounts for the corresponding investment in equity interest at fair value. The Company has determined that Solaris Copper is a controlled subsidiary due to common management, two common directors and the Company’s ownership interest being approximately 40% of the total shares outstanding.

(iii) Acquisitions
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of Mesquite on October 30, 2018 and Luna on March 31, 2017 met the criteria of a business combination. The Company determined that the acquisitions of NewCastle and Anfield on December 22, 2017 did not meet the criteria of a business combination and these transactions have been accounted for as acquisitions of assets.

38

Management’s Discussion and Analysis

For the year ended December 31, 2018

(iv) Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
(v) Contingencies
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.
(vi) Commencement of commercial production
The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Judgement is required in determining when a consistent level of production has been achieved which is assessed on a mine by mine basis. Until commercial production is achieved, all costs, including borrowing costs, and revenues from commissioning of the mine are capitalized. Such capitalization ceases once commercial production is reached. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Aurizona had commenced commissioning but was not in commercial production as at December 31, 2018.

Key sources of estimation uncertainty
(i) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisitions are disclosed in note 5 of the 2018 audited consolidated financial statements.

(ii) Inventory valuation
Management values production inventory at the lower of weighted average production costs and net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

39

Management’s Discussion and Analysis

For the year ended December 31, 2018

(iii) Impairment of mineral properties, plant and equipment and goodwill
The determination of fair value and value in use of an asset or cash generating unit requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or cash generating unit. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).
(iv) Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for closure and restoration costs.

(v) Mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Assumptions with respect to the Company’s mine closure and reclamation costs are disclosed in note 17 of the 2018 audited consolidated financial statements.

(vi) Valuation of derivative and other financial instruments

The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in C$ is based on an option pricing model which uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of embedded derivatives such as interest rate floors and prepayment options require estimates of future yield curves and credit spread. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss).

Significant assumptions related to derivatives are disclosed in notes 15 and 16 of the 2018 audited consolidated financial statements.

(vii) Share based payments

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized.

Significant assumptions related to share-based payments are disclosed in note 19(c) of the 2018 audited consolidated financial statements.

40

Management’s Discussion and Analysis

For the year ended December 31, 2018

(viii) Income taxes and value added taxes receivable

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes (“VAT”), and for federal income taxes. Significant estimates and judgments are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(ix) Contingencies
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. If the Company’s estimate of cash outflows required to settle claims proves to be less than the ultimate assessment, an additional charge to expense would result. As of December 31, 2018, the Company recorded a legal provision for these items totaling $2.9 million which is included in other long-term liabilities.
The Company is contesting a federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2018, the Company had recorded restricted cash of $7.5 million in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

41

Management’s Discussion and Analysis

For the year ended December 31, 2018

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

Adoption of new IFRS pronouncements
IFRS 15 - Revenue from Contracts with Customers

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018. Comparative periods have not been restated.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

Under IFRS 15, the Company recognizes revenue when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. Determining the timing of the transfer of control - at a point in time or over time - requires judgment.

Based on the Company’s analysis, the timing of when the performance obligation is satisfied and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognized at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

At January 1, 2018, the Company’s only revenue generating unit was its discontinued operation, which was party to a metal sales arrangement that was terminated as part of the disposal of the discontinued operation.

The Company determined the metal sales arrangement entered into by the discontinued operation to fund its original construction included a significant financing component. The Company analyzed the impact of adoption on revenues, finance costs and deferred revenue and recorded a cumulative adjustment to opening deficit and deferred revenue of $0.3 million. The adoption of IFRS 15 did not have a significant impact on the Company’s other revenue streams at December 31, 2018.

IFRS 9 - Financial Instruments

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

42

Management’s Discussion and Analysis

For the year ended December 31, 2018

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than profit or loss, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial assets are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial assets.

IFRS 9 did not impact the Company’s accounting policies for the classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had no impact on the carrying amounts of our financial instruments at the transition date.

On adoption of IFRS 9, the Company designated its marketable equity securities as financial assets at fair value through profit or loss. On adoption of IFRS 9, the Company reclassified $0.1 million related to unrealized losses on the change in fair value of marketable securities from accumulated other comprehensive income to deficit.

Accounting pronouncements
IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting.

The Company developed an implementation plan to determine the impact on the consolidated financial statements. As part of that plan, the Company compiled a catalog of its existing operating lease and service contracts and identified those that fall within scope of IFRS 16. The Company is in the process of quantifying the impact of the leases that are in the scope of IFRS 16 and will provide the quantitative impact of adopting IFRS 16 in Q1 2019.

The Company will be adopting IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16.

IFRIC 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 (“Interpretation 23”) - Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. Interpretation 23 is applicable for annual periods beginning on or after January 1, 2019. The Company intends to adopt Interpretation 23 in its financial statements for the annual period beginning on January 1, 2019 and does not expect it to have a material impact on the financial statements.

Limitations of controls and procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

43

Management’s Discussion and Analysis

For the year ended December 31, 2018

The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cautionary Note and Forward-looking Statements
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “contemplate”, “possible”, “objective”, “anticipates”, “seeks”, “target”, “underway”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to successfully operate Mesquite and achieve the synergies anticipated in the Acquisition, the Company’s ability to achieve the results anticipated in the Aurizona feasibility study, the Company’s ability to complete Aurizona construction activities on time and on budget, the Company’s ability to restart production at Aurizona and timing of the anticipated restart of production, the Company’s ability to achieve the annual production estimated for Aurizona, exploration results at Aurizona and the Company’s ability to expand the resource base and extend the Aurizona mine life, the Company’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Company’s ability to achieve the results anticipated in the Castle Mountain pre-feasibility study, the Company’s ability to surface value from its non-core assets, conditions and risks associated with the credit facilities with Sprott relating to Aurizona and with Sprott and Scotiabank relating to Mesquite, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting Equinox Gold’s projects; (2) political and legal developments in jurisdictions where Equinox Gold operates or may in future operate, being consistent with Equinox’s current expectations; (3) the accuracy of Equinox Gold’s mineral reserve and mineral resource estimates; (4) the exchange rates between the Canadian dollar, the U.S. dollar and the Brazilian reais being approximately consistent with current levels; (4) prices for key supplies, equipment, labour and material costs being consistent with Equinox’s current expectations; (5) all required permits, licenses and authorizations being obtained or if obtained, remaining in place, from relevant governments. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

44

Management’s Discussion and Analysis

For the year ended December 31, 2018

Cautionary Note Regarding Mineral Reserve and Resource Estimates

Reserves and resources for Aurizona were disclosed in the “Feasibility Study on the Aurizona Gold Mine Project” prepared by Lycopodium Minerals Canada Ltd. with an effective date of July 10, 2017. Reserves and resources for Castle Mountain were disclosed in the “NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project” prepared by Kappes, Cassiday and Associates with an effective date of July 16, 2018. All technical information related to Mesquite is based on the “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” prepared by Rosco Postle Associates Inc. for New Gold Inc. dated February 28, 2014. To the best of the Company’s knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of Mesquite mineral reserves misleading. The Company expects to release a new technical report for the Mesquite Mine in March 2019. All of the technical reports are available for download on the Company’s website at www.equinoxgold.com and on SEDAR at www.sedar.com.

Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource” and “Indicated Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “Mineral Resource”, “Measured Mineral Resource” and “Indicated Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information
James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

45

Management’s Discussion and Analysis

For the year ended December 31, 2018

APPENDIX A - Detailed Mineral Reserves and Resources

1.  The Mesquite Reserve and Mineral Resource estimates were reported by New Gold Inc. in their year-end 2017 disclosure, which is available under New Gold's profile on SEDAR at www.sedar.com. To the best of the Company’s knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of mineral reserves misleading. Equinox Gold will complete an updated technical report for Mesquite, including an updated reserve and resource estimate, by March 19, 2019. Mesquite resources and reserves have been summed for the purposes of this table as they are typically reported exclusive of each other.

2.  The Aurizona Mineral Reserve and Mineral Resource Estimates were reported in the “Feasibility Study on the Aurizona Gold Mine Project” prepared by Lycopodium Minerals Canada Ltd. with an effective date of July 10, 2017, which is available for download on SEDAR at www.sedar.com. The Mineral Reserve estimate has an effective date of May 29, 2017 and is based on the Mineral Resource estimate dated January 5, 2017 and prepared by SRK. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP Mining Consultants Inc., who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,056 per ounce gold price pit shell with a $1,200 per ounce gold price for revenue. The cutoff grade was 0.60 g/t Au for the Piaba pit area and 0.41 g/t Au for the Boa Esperança area. The mining cost averaged $2.32/tonne mined, processing averages $11.30/tonne milled and G&A was $2.84/tonne milled. The process recovery averaged 90.3%. The exchange rate assumption applied was R$3.30 equal to US$1.00. This Mineral Resource estimate has an effective date of January 5, 2017 and was prepared by Mr. Marek Nowak, M.A.Sc., P.Eng. of SRK, who is a qualified person under NI 43-101. Open pit mineral resources are reported at 0.6 g/t gold cut-off and underground resources are reported at 2.0 g/t gold cut-off. Tonnes are rounded to the nearest 10,000; ounces are rounded to the nearest 1,000. Small tonnage and grade differences may be found due to rounding. Mineral Resources are inclusive of Mineral Reserves.

3.  The Castle Mountain Mineral Reserve and Mineral Resource Estimates were reported in the "NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project" prepared by Kappes, Cassiday and Associates with an effective date of July 16, 2018, which is available for download on SEDAR at www.sedar.com. The Mineral Reserve estimate with an effective date of June 29, 2018 is based on the Mineral Resource estimate with an effective date of March 29, 2018 that was prepared by Don Tschabrun, SME RM of Mine Technical Services. The Mineral Reserve was estimated by Global Resource Engineering, LLC with supervision by Terre Lane, MMSA, SME RM. Mineral Reserves are estimated within the final designed pit which is based on the $850 per oz pit shell with a gold price of $1,250 per oz. The minimum cut-off grade was 0.14 g/t gold and 0.17 g/t gold for Phases 1 and 2, respectively. Average life of mine costs are $1.39/tonne mining, $2.11/tonne processing, and $0.80/tonne processed G&A. The average process recovery was 72.4% for ROM and 94% for Mill/CIL. Tonnes and gold ounces are both reported in millions. Small differences in total tonnage and grade may occur due to rounding. The Mineral Resource estimate is inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding. The Mineral Resource is based on a gold cut-off grade of 0.17 g/t. The Mineral Resource is contained within an LG shell limit using a $1,400 gold price as well as cost and recovery parameters presented in the PFS Technical Report.

4.  The Elk Gold Mineral Resource estimate has an effective date of August 22, 2016 as reported in the "Technical Report on Resources of the Elk Gold Project" completed by Robert Wilson, P.Geo., Gary Giroux, P.Eng. and Antonio Loschiavo, P.Eng. with an effective date of August 22, 2016. The Mineral Resource calculation was completed under the supervision of Gary Giroux, P.Eng., who is a Qualified Person as defined under NI 43-101. The constrained resource was calculated using a gold price of US$1232 per oz. Open-pit resources are reported at a 1.0 g/t gold cut-off grade and potential underground resources are reported at a 5.0 g/t cut-off grade. The grade reported is the average grade of the resource both in and underground. 4 Mineral Resources are inclusive of Mineral Reserves.

46

Management’s Discussion and Analysis

For the year ended December 31, 2018

APPENDIX B - Mineral and Other Projects
Mesquite Gold Mine, California, USA

Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, just 200 miles south of Castle Mountain. The mine has a long history of successful operations and a strong environmental record. Mesquite has produced more than four million oz of gold since it commenced operations in 1985 with average annual gold production of approximately 135,000 oz over the last 10 years at average AISC of approximately $870 per oz. Mining is performed using owner-operated conventional truck and shovel open-pit mining methods and ROM ore is hauled directly to the leach pad for processing. Mesquite mineral rights cover a total area of approximately 1,890 hectares.

Mesquite strengthens Equinox Gold’s regional presence and provides opportunities for regulatory, social, permitting, operating, capital, tax and administrative synergies with Castle Mountain. Further, the development of Castle Mountain will benefit from Mesquite’s highly qualified open-pit heap leach operations team which has operating experience and relationships in California.

Aurizona Gold Mine, Maranhão State, Brazil

Aurizona is a past-producing open-pit gold mine located in northeastern Brazil. Aurizona produced approximately 330,000 oz of gold from 2010 to 2015, when production ceased. Equinox Gold’s executive team assumed management of Aurizona in August 2016, completed a feasibility study for the project in July 2017, and commenced full-scale construction in January 2018. The current reserve and resource model for Aurizona outlines a 6.5-year mine life with average annual production of 136,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing reserves and is also reviewing the potential for mine life extension by exploiting underground resources.

Aurizona constitutes a large land package totaling more than 2,000 km2 that includes the Aurizona mining license and operations infrastructure, brownfields exploration properties close to the Aurizona mine site and earlier-stage greenfields exploration properties.

Castle Mountain Gold Mine, California State, USA

The Castle Mountain open-pit heap leach gold mine produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property has been substantially reclaimed, but significant economic gold resources remain.

The Company has maintained its permits in good standing since production was shut down. The Castle Mountain Project currently has a San Bernardino County Conditional Use Permit and a Federal Record of Decision to mine up 12,329 short tons per day of crushed ore. The Company completed a pre-feasibility study in 2018 providing for a two-phased development of a large ROM open pit mine. The Company has the permits and the water supply required to commence Phase 1 production. The Company is examining additional water source targets that would satisfy Phase 2 production and preparing a modification to the Castle Mountain Project’s existing environmental impact study to accommodate the expansion.

Elk Gold Property, British Columbia, Canada

The Company’s 100%-owned Elk Gold Property, located near Merritt, BC, is within the Similkameen Mining District and consists of 27 contiguous mineral claims and one mining lease covering 16,566 hectares.

Approximately 51,500 ounces of gold were produced from Elk Gold between 1992 and 1995 from a test pit and underground mining exploration. In 2014, a total of 6,597 tonnes of mineralized material with an average grade of 16.7 grams per tonne gold was extracted from a bulk sample pit, for total production of 3,696 troy ounces of gold. The existing bulk sample permit allows for the extraction of 11,000 tonnes of mineralized material. Thus far 6,710 tonnes have been removed, leaving a permitted allowance of 4,290 tonnes of mineralized material.

47